EXHIBIT 99.42

FOR IMMEDIATE RELEASE

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High Tide Announces Opening of Canna Cabana Retail Cannabis Store in Niagara Falls

Calgary, AB, May 4, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, is pleased to announce that the Canna Cabana retail cannabis store located at 5731 Victoria Avenue in Niagara Falls, Ontario (the “Niagara Falls Store”) will be opening on Thursday, May 7, 2020 in compliance with the province’s permissible scope of operations. Located along the major tourist promenade of Clifton Hill, the Niagara Falls Store will begin by offering customers click-and-collect and curbside pick-up services for orders placed online at www.cannacabana.com, with the delivery of orders to surrounding areas commencing the following week. The City of Niagara Falls welcomes approximately 12 million visitors annually, with the famous intersection of Clifton Hill and Victoria Avenue being the centre of the commercial district.

The Niagara Falls Store received its Retail Store Authorization from the Alcohol and Gaming Commission of Ontario (“AGCO”) on April 1, 2020 and passed its pre-opening inspection on May 1, 2020. “It is a major achievement to be one of the first 20 applicants to open a new retail cannabis store in Ontario under the post-lottery system, despite the challenges of the COVID-19 pandemic, with over 450 applications received by the AGCO on March 2, 2020,” said Raj Grover, President and Chief Executive Officer of High Tide. “As our 32nd location across Canada and 4th in Ontario, the Niagara Falls Store is expected to become one of High Tide’s top performing stores based on its prime location in the busiest area serving Canada’s top tourist attraction every year,” added Mr. Grover. High Tide acquired the underlying real estate and building in which the Niagara Falls Store is situated in mid-2019.

Canna Cabana Niagara Falls (signage mock-up)

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including Canna Cabana Inc., KushBar Inc., Grasscity.com, Smoker’s Corner Ltd., RGR Canada Inc. and Famous Brandz Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 30 branded stores is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 2 operating stores in Alberta, offering a modern experience aimed at the Company’s growing customer base in Alberta. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Representing the core of High Tide’s wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. The Company considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: raj@hightideinc.com; Web: www.hightideinc.com.